                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

                                                         OMB APPROVAL

                                                     OMB Number 3235-0287
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                                                 hours per response........0.5

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     SCP Private Equity Partners II, L.P.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     435 Devon Park Drive, Building 300
--------------------------------------------------------------------------------
                                    (Street)

     Wayne,                            PA                19087
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     USDATA Corporation (USDC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     03/2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

   None
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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Series C-1
Preferred Stock,
par value $0.01
per share                                                                      Common
     (FN1)          (FN1)   03/30/01  P         37,500        Presently None   Stock  3,750,000  (FN1)     37,500    (FN 1)  (FN 1)
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Warrant to
Purchase Series
C-2 Preferred Stock,
par value $0.01     $40.00
per share          per share                                                   Common
     (FN1)           (FN1)  03/03/01  P         (FN1)         (FN1)   03/30/11 Stock  7,500,000  (FN1)     (FN1)     (FN 1)  (FN 1)
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
Explanation of Responses:

      (FN1) On March 30, 2001 the Issuer issued to SCP Private Equity
Partners II, L.P. ("SCP") (i) 37,500 shares of the Company's Series C-1 Preferred Stock, par value $0.01 per share (the "Series C-1 Preferred Stock"), and (ii) a warrant (the "Warrant") to purchase up to 75,000 shares of the Company's Series C-2 Preferred Stock, par value $0.01 per share (the "Series C-2 Preferred Stock") (at an initial exercise price of $40.00 per share, subject to adjustment upon certain events), for an aggregate purchase price of $1,500,000. Each share of Series C-1 Preferred Stock and Series C-2 Preferred Stock is convertible into 100 shares of common stock of the Issuer, subject to increase for dividends and dilutive issuances. Presently, SCP has the right to (1) convert the Series C-1 Preferred Stock into 3,750,000 shares of the Issuer's common stock; and (2) the right to exchange its Warrant into 25,000 shares of Series C-2 Preferred Stock which is convertible into 2,500,000 shares of the Issuer's common stock. Upon the earlier of approval of the stockholders of the transactions contemplated by the Warrant or May 31, 2001, SCP will have the right to exercise the remaining 50,500 shares of Series C-2 Preferred Stock purchasable under the Warrant, which is convertible into 5,050,000 shares of the Issuer's common stock. For purposes of Section 16 reporting, SCP is deemed to be a direct beneficial owner of the derivative securities of the Issuer disclosed herein. SCP Private Equity II, LLC (the "Manager") is deemed to be an indirect beneficial owner of the derivative securities of the Issuer disclosed herein because of a contractual agreement with SCP which grants the Manager the power to make voting and investment decisions regarding the securities held by SCP.

/s/ Wayne B. Weisman                                        April 9, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

  Name:   Wayne B. Weisman
  Title: A Manager of SCP Private Equity II, LLC, the Manager of SCP Private Equity II General Partner, L.P., the General Partner of the Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
valid OMB number.                                                       Page 2

                                      Joint Filer Information

Name:                                 SCP Private Equity II, LLC

Address:                              435 Devon Park Drive, Building 300
                                      Wayne, Pennsylvania  19087

Designated Filer:                     SCP Private Equity Partners II, L.P.

Issuer & Ticker Symbol:               USDATA Corporation (USDC)

Date of Event Requiring Statement:    March 30, 2001


Signature:                            By:    /s/ Wayne B. Weisman
                                             ------------------------------
                                      Name:  Wayne B. Weisman
                                             ------------------------------
                                      Title: Manager
                                             ------------------------------


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